Filed pursuant to Rule 424(b)(3)

Registration Nos.: 333-108335,

333-132440 and 333-164428

ASHFORD HOSPITALITY TRUST, INC.

PROSPECTUS SUPPLEMENT NO. 1 TO

REOFFER PROSPECTUS, DATED NOVEMBER 20, 2014

Up to 7,039,000 Shares

Common Stock, $0.01 Par Value

AMENDED AND RESTATED ASHFORD HOSPITALITY TRUST, INC.
2003 STOCK INCENTIVE PLAN

This prospectus supplement, which is referred to as the “Supplement,” updates the reoffer prospectus filed as part of our Post-Effective Amendment No. 1 to Registration Statements on Form S-8 (Registration Nos.: 333-108335, 333-132440 and 333-164428), dated November 20, 2014 (the “Prospectus”), relating to the reoffer and resale by certain of our stockholders of common stock issued under the Amended and Restated Ashford Hospitality Trust, Inc. 2003 Stock Incentive Plan ,which is referred to as the Plan in this Supplement.  Any resales will be made for the account of the selling stockholders on a continuous or delayed basis to the public without restriction.  Each selling stockholder that sells shares of our common stock pursuant to the Prospectus may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, or the Securities Act.  Any commissions received by a broker or dealer in connection with resales of shares may be deemed to be underwriting commissions or discounts under the Securities Act.  The selling stockholders have acquired the shares of common stock pursuant to the Plan and may resell all, a portion, or none of the shares of common stock held in their Plan account or distributed to them out of their Plan accounts from time to time.

The selling stockholders may reoffer for sale and resell all or a portion of the shares being offered pursuant to the Prospectus in transactions on the New York Stock Exchange (the “NYSE”), in negotiated transactions, through the writing of options on the shares or through a combination of these methods.  The selling stockholders may offer the shares at prices related to prevailing market prices, at negotiated prices or at such other prices as such selling stockholders may otherwise determine.

We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We will bear all expenses incurred in connection with the registration of the shares being offered by the selling stockholders. The selling stockholders shall be responsible for all broker discounts and selling commissions, fees and expenses of counsel and other advisors to the selling stockholders, transfer taxes and related charges in connection with the offer and sale of these shares.

This Supplement updates certain information regarding the ownership of our common stock by certain selling stockholders as of December 5, 2014.  No additional securities are being registered hereby.

You should read this Supplement in conjunction with the Prospectus.  This Supplement is qualified entirely by reference to the Prospectus, except to the extent the information contained herein supersedes the information contained in the Prospectus.

Our common stock is listed on the NYSE under the symbol “AHT.”  On December 12, 2014, the last sale price of our common stock, as reported on the NYSE, was $10.16.  Our principal executive offices are located at 14185 Dallas Parkway, suite 1100, Dallas, Texas 75254 (telephone number (972) 490-9600).

You should carefully read and consider the risk factors under Item 1A beginning on page 11 in our Annual Report on Form 10-K for the year ended December 31, 2013 for risks relating to investments in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 15, 2014

PROSPECTUS SUPPLEMENT

This Supplement is being filed to update the selling stockholder information for Montgomery J. Bennett and the related footnotes to the selling stockholder table to provide detail for the indirect ownership, or potential ownership, of certain shares of our common stock by Mr. Bennett.

The selling stockholder information for Mr. Bennett is hereby amended and replaced with the following:

	Number of Shares Beneficially Owned Prior to the		Number of Shares		Number of Shares Beneficially Owned Following the Offering(1)(3)
Selling Stockholder	Offering(1)		Offered Hereby(2)		Shares	Percent
Montgomery J. Bennett Chairman of the Board and Chief Executive Officer	6,981,966	(4)	1,296,336	(5)	5,685,630	6.3%

Footnote 1 to the selling stockholder table in the prospectus is hereby amended and replaced with the following:

(1)  Includes both direct and indirect ownership of shares of common stock and operating partnership units, which are redeemable for cash or, at our option, shares of our common stock.  Indirect ownership includes shares and operating partnership units that are held by entities 100% of which are owned or controlled by the selling stockholder.

(2)  Includes all shares and operating partnership units issued or issuable to the selling stockholder pursuant to the Plan, exclusive of any shares and operating partnership units no longer owned by such selling stockholder.

(3)  Assumes that all shares offered hereby are sold but no other securities held by the selling stockholder are sold.  Percentage ownership is calculated using the 89,444,134 shares outstanding on December 12, 2014 but assumes that all operating partnership units held, directly or indirectly, by the selling stockholder are redeemed for common stock but none of the operating partnership units held by other persons are so redeemed.

(4)  Includes 1,193,501 shares of common stock owned directly or indirectly by Mr. Montgomery J. Bennett; 4,763,465 shares of common stock that are issuable (directly or indirectly) to Mr. Bennett; and 1,025,000 shares of our common stock that are issuable to Ashford Financial Corporation, an entity controlled  by Mr. Bennett.  With respect to the shares of common stock that are issuable, such shares are issuable, at our option, upon redemption of units of our operating partnership.

(5)  Includes the following shares which are offered hereby:

•                  MJB Investments, LP, a Delaware limited partnership owned directly or indirectly by Mr. Bennett, holds 192,440 operating partnership units and 432,528 shares of common stock; and

•                  Reserve LP, IV, a Delaware limited partnership owned directly or indirectly by Mr. Bennett, holds 597,368 operating partnership units and 74,000 shares of common stock.